Creating value through operational excellence

Third Quarter Report — September 30, 2004

Management's
     Discussion & Analysis

(All dollar amounts are stated in US Dollars unless otherwise indicated)

RESULTS OF OPERATIONS

Northgate recorded net earnings of $10,053,000 or $0.05 per share in the third quarter of 2004 compared with net earnings of $9,300,000 or $0.05 per share during the corresponding quarter of 2003. The increase in earnings in the most recent quarter compared with the same quarter one year ago was largely the result of higher prices for gold and copper. Cash flow from operations (before changes in working capital) was $21,500,000 or $0.11 per share in the third quarter of 2004 compared with cash flow of $17,240,000 or $0.09 per share during the same quarter last year. Earnings and cash flow figures for the first nine months of 2004 and 2003 reflect the retroactive adoption of a required change in the Corporation's accounting policy for revenue recognition. This change has the effect of delaying the recognition of sales revenue from the time concentrate is produced at the Kemess mill until Northgate receives a preliminary payment from the buyer. Accordingly, revenue and the cost of sales reported in the Corporation's quarterly financial statements do not correspond directly to quarterly production. The Corporation has restated the 2003 comparative figures for this change, so that the basis of presentation for 2003 is consistent with that used for 2004. A summary of this change can be found in Note 1 of the Corporation's Interim third quarter financial statements.

Kemess Mine Performance

The Kemess mine produced 79,311 ounces of gold and 18.7 million pounds of copper during the third quarter of 2004 compared with 84,132 ounces and 17.3 million pounds in the third quarter of 2003. Production of both gold and copper during the quarter was consistent with management's expectations. The most recent forecast of metal production indicate that Kemess is still on track to produce 300,000 ounces of gold and slightly over 75 million pounds of copper during 2004.

During the third quarter of 2004, approximately 13.9 million tonnes of ore and waste were removed from the open pit compared to 13.3 million tonnes during the corresponding quarter of 2003. Unit mining costs during the current quarter were Cdn$0.94 per tonne compared with Cdn$0.89 per tonne in the third quarter of 2003. For the nine month period ended September 30, 2004, unit mining costs were about 3% lower than they were in the corresponding period of 2003 due to the larger number of tonnes mined in 2004.

Mill availability during the third quarter of 2004 was 88% and throughput averaged 50,662 tonnes per day, compared with 93% availability and throughput of 54,269 tonnes per day in the quarter of 2003. Mill availability in the most recent quarter was adversely affected by a variety of factors including a 24–hour power outage for transformer maintenance at the BC Hydro sub–station in MacKenzie and several power outages related to lightning strikes on the power line during the unusually warm summer months. Year to date mill availability is approximately 91%, the same as it was during the corresponding period of 2003. Mill throughput in the third quarter of 2004 was lower than it was in the same period in 2003 due to the lower mill availability and the smaller amount of softer supergene ore that was processed in the most recent quarter. In the fourth quarter of 2004, mill throughput is expected to exceed the levels recorded in the third quarter, due to the completion of a project to speed up one SAG mill and the implementation of mill operating practice modifications recommended in September by a special technical committee.

Gold and copper recoveries averaged 70% and 82% respectively in the third quarter of 2004 compared with 65% and 76% respectively in the third quarter of 2003. The higher gold and copper recoveries in the most recent quarter were the result of processing a smaller quantity of supergene and leach cap ores, with inherently lower gold and copper recoveries, than in the same quarter one year ago.

The total cost of production during the third quarter of 2004 was Cdn$6.95 per tonne milled which was substantially higher than the Cdn$6.07 per tonne milled recorded in the corresponding period of 2003 when high throughput of soft supergene ore drove unit costs to unusually low levels. Total site operating costs in the third quarter of 2004 were Cdn$32.4 million and have been stable at this level for the past three quarters. During the third quarter of 2004, the Kemess mine's cash cost remained at $129 per ounce, the same as it was in the second quarter of the year, and substantially less than the $201 per ounce figure recorded in the third quarter of 2003. The excellent cash cost achieved in the most recent quarter compared to the corresponding quarter of 2003 resulted from the significantly higher by–product credit generated by higher copper prices and higher copper production in the third quarter of 2004, which more than offset the slightly lower gold production and the stronger Canadian dollar. Using the Gold Institute methodology which many other gold companies use, Kemess' cash cost per ounce compared with $151 per ounce in the third quarter of 2003.

The following table provides a summary of operations for the third quarter and the first nine months of 2004, compared with the comparable periods of 2003.

Kemess South Production
(100 % of Production Basis)	3Q04	3Q03	9M 04	9M 03

Ore plus waste mined (tonnes)	13,854,977	13,252,555	42,339,253	39,392,302
Ore mined (tonnes)	4,717,920	4,046,004	14,497,645	13,227,413
Stripping ratio (waste/ore)	1.94	2.28	1.92	1.98
Ore milled (tonnes)	4,660,899	4,992,739	13,793,191	14,048,513
Average mill operating rate (tpd)	50,662	54,269	50,340	51,460
Gold grade (gmt)	0.760	0.807	0.686	0.689
Copper grade (%)	0.221	0.207	0.218	0.214
Gold recovery (%)	70	65	69	69
Copper recovery (%)	82	76	82	82
Gold production (ounces)	79,311	84,132	208,802	215,365
Copper production (000s pounds)	18,712	17,346	54,436	54,012
Cash cost ($/ounce)
Full absorption method	129	201	147	232
Gold Institute method	76	151	90	209

Overall safety performance at Kemess continued to improve in the third quarter but one lost time accident did occur. While Kemess' safety performance has been substantially better during the first nine months of 2004 than it was in the corresponding period of 2003, the operation has not regained the standing it had in 2001 when Kemess was the safest mine in British Columbia. Management and the Health and Safety committee at the mine are continuing to stress personal safety awareness and continued improvement is expected.

Financial Performance

Northgate's revenue in the third quarter of 2004 was $51,288,000 compared with $38,124,000 in the corresponding period in 2003. Both these figures include the effect of the accounting policy change for revenue recognition (see Note 1 to the financial statements). Metal sales in the third quarter of 2004 consisted of 81,908 ounces of gold and 20.5 million pounds of copper compared with 82,962 ounces of gold and 18.5 million pounds of copper in the corresponding quarter of the previous year. The net realized metal prices received on sales in the second quarter of 2004 were approximately $377 per ounce of gold and $1.29 per pound of copper compared with $363 per ounce and $0.80 per pound in the second quarter of last year. In the third quarter of 2004, the Corporation closed out 21,750 ounces of its gold forward sales position, which reduced the realized price of gold sold during the quarter by $24 per ounce.

Cost of sales in the third quarter of 2004 was $27,312,000 compared with the corresponding period last year when the cost of sales was $17,455,000. The cost of sales reported during both periods reflects the change in accounting policy for revenue recognition. As a result of this change, the cost of sales that are reported during a quarter do not necessarily correspond to the operating costs that were actually incurred in that quarter because costs associated with concentrate production are included in inventory until the associated revenue is recognized. Cost of sales was substantially higher in the most recent quarter than it was in the year ago quarter due to concentrate inventory changes which brought more costs into the current period from prior periods and reduced the costs in the year ago period. In the third quarter of 2003, cost of sales was lowered by $1,917,000 as the result of currency hedges that were closed out during the period.

Administrative and general expenses were $1,129,000 in the third quarter of 2004 compared with $863,000 in the comparable period of 2003. Costs were higher during the third quarter of 2004 than they were in the corresponding period of 2003 primarily as a result of additional overhead costs the Corporation is now incurring as a result of increased corporate activities and staffing.

Depreciation and depletion expenses in the third quarter were $9,234,000, compared to $7,501,000 during the corresponding period of 2003. The depreciation and depletion expense for the most recent quarter was higher than the corresponding period of 2003 because 700,000 more tonnes of ore were mined during the most recent quarter. Amortization of the Corporation's mineral property, plant and equipment is based on the unit–of–production method as ore is mined from the Kemess South pit.

Net interest expense was $966,000 for the three months ended September 30, 2004 compared to $1,139,000 in the corresponding quarter of 2003. The decrease in net interest expense in the most recent quarter is the result of increased interest income derived from the Corporation's increased cash reserves combined with the reduction of long term debt and slightly lower interest rates on the remaining debt.

Exploration expenses in the third quarter were $1,010,000 compared with $1,436,000 in the comparable period of 2003. Exploration expenditures are typically highest in the second and third quarters of each year when the weather in northern Canada is suitable for drilling and prospecting.

Capital expenditures during the third quarter of 2004 totaled $7,425,000 compared to $5,206,000 in the corresponding period of 2003. Capital expenditures in the most recent quarter included $1,411,000 related to the flotation cell retrofit in the Kemess mill, $1,572,000 for the purchase of new mining equipment and $1,326,000 related to feasibility study work on the Kemess mine expansion project (Kemess North). The balance of the capital in the current quarter was dedicated to the seasonal construction of the tailings dam and the acquisition of the Sustut Copper deposit. In the third quarter of 2003, the capital expenditures related to on–going tailings dam construction and the Kemess mine expansion project.

Selected Quarterly Financial Data
(expressed in thousands of US dollars except per share data)
	2004 Quarter			2003 Quarter Ended				2002 Quarter Ended
	Ended			(restated)				(restated)
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Revenue	$ 51,288	$ 49,994	$ 36,484	$ 38,137	$ 38,124	$ 26,204	$ 29,753	$ 29,935
Net income (loss)	$ 10,053	$ 8,958	$ 39	$ 5,353	$ 9,300	$ (5,657)	$ (2,459)	$ (1,319)
Earnings (loss) per share	$ 0.05	$ 0.04	$ 0.00	$ 0.03	$ 0.05	$ (0.03)	$ (0.01)	$ (0.01)

Changes to Accounting Policies

On January 1, 2004, the Corporation retroactively adopted accounting policy changes related to revenue recognition and asset retirement obligations (site closure and reclamation costs), as a result of changes to Canadian generally accepted accounting principles ("GAAP"). These changes are discussed in Note 1 of the Corporation's third quarter interim consolidated financial statements.

CONTINUOUS IMPROVEMENT UPDATE

Although Northgate's financial results have been excellent in 2004, the culture of continuous improvement that became entrenched at Kemess during more difficult times still continues to pay dividends. At the beginning of 2004, there were three capital improvement projects in the plan; speeding up the second of two SAG mills to increase mill throughput, the installation of a second trommel magnet on the "B" ball mill to increase grinding efficiency, and the mechanical upgrade of the rougher flotation cells to increase retention time, improve circuit stability and increase metal recoveries and concentrate grade. All these projects are now largely complete within their original budgets and the benefits will begin to show in the fourth quarter of the year.

As the year has progressed, engineers at Kemess have identified a variety of new improvement projects that require little or no capital to implement. The first of these is a peak power management initiative where site wide procedures for starting up various pieces of electrical equipment have been developed to smooth Kemess' power demand and reduce the costs associated with demand peaking. Annual savings of $0.4 million are expected from this program.

The second project involves the reuse of reject SAG mill grinding steel to reduce the consumption of grinding steel in the ball mills and the regrind mill. By reusing this expensive specialty steel, instead of selling it for scrap, annual grinding steel costs should be reduced by $0.5 million per year.

The last and most important new initiative involves the implementation of a variety of mill operating practice and process modifications, recommended by a special technical committee on mill throughput. The committee was formed earlier in the year to examine ways to increase mill throughput by de–bottlenecking the milling system and making use of surplus power that exists in Kemess' SAG mills. Testing of the new operating protocol began in October after completion of a small project to increase water availability to the mill and by year end the results of the changes will be available.

KEMESS SOUTH RESOURCE CONVERSION PROJECT

Drilling in and around the Kemess South pit as part of the Kemess South resource conversion project has focused on the three zones shown in Figure 1. The results of diamond drilling in the southwest area of the ultimate pit were completed in August and were incorporated into the block model of the deposit. The pit was then redesigned, allowing Northgate to add 11.8 million tonnes of ore at a grade of 0.414 gmt gold and 0.147% copper to the present reserve at Kemess South. This ore, containing 150,000 ounces of gold, will extend the life of the Kemess South mine by two–thirds of a year.

Results from drilling in the other two areas of the pit will not be finalized until the end of the fourth quarter but there is potential to add additional reserves. Northgate's 2004 year end reserve entire project and will be issued early in the first quarter of 2005.

Figure 1: Kemess South Pit & Infill Drilling Areas

2004 EXPLORATION UPDATE

Kemess Claims

Nugget Zone

Drilling at the Nugget Zone to follow up on the encouraging near surface gold–copper porphyry mineralization discovered in 2003 has been completed. Assay results from the first hole KN04㪜 have been received and are reported today in a separate news release on the Kemess North feasibility study. Hole KN㪛㪤 from the 2003 exploration program, located about 575 metres southwest of the proposed Kemess North pit, intersected 419.4 metres of 0.38 gmt gold and 0.13% copper and based on the presence of similar grade mineralization in holes KN㫲㪠 and KN㫳㫎 a possible satellite pit with a northwest trend has been postulated.

Bear Claims

The Bear claims, located south of the Kemess South complex, were staked in 2003 based on the theory that porphyry deposits may exist under similar cover rocks to those at Kemess South. During the summer of 2004, sixteen east–west oriented lines spaced at 500 metre intervals were cut and surveyed by Induced Polarization. Interpretation of this work has identified six chargeability anomalies that will be drill tested during the 2005 exploration season.

Figure 2: Kemess Claim Boundaries

Figure 3: RDN Property Maps

Exploration Joint Ventures

RDN Property

At the RDN property in the Iskut River District of northwestern British Columbia (an option and joint venture exploration project with Rimfire Minerals), three target areas were tested with 2,499 metres of drilling in nine holes. Several precious metal bearing intervals were intersected; however these are interpreted as veins and breccias that are unlikely to have economic significance. The most important result of the program was the discovery, in outcrop, of native silver along a strike length of 200 metres at a volcanic/sediment contact. Silver assays in the five samples collected, ranged from 140-363 gmt. This discovery, in the Blind Fault area, along with the discovery of a gold and silver mineralized boulder in a second area (Arctic grid) is very encouraging in such prospective rock types. On the basis of these discoveries, Northgate anticipates spending $1 million on the 2005 exploration program with the aim of discovering a deposit similar to the Eskay Creek Mine, located 40 km to the south.

Brenda Property

At the Brenda property, located 25 kilometers north of Kemess, five diamond drill holes were completed during the summer season totalling 1,446 metres. These holes tested the northern and southern extensions, along strike and at depth, of mineralized zones discovered in the 2003 drill program in the White Pass zone. While the drilling did intersect gold mineralization grading 0.4-0.5 gmt, the degree of intrusive dilution, the overall grades and structural dissection and the location of the deposit relative to Northgate's economic open–pit ore deposit in the area tested unlikely. As a result, Northgate has terminated the option and joint venture agreement signed with Canasil Resources Limited on July 31, 2002, for the Brenda project.

Hyland Gold

At the Hyland Gold property (an option and joint venture exploration project with Stratagold Corporation) located in the southeastern Yukon Territory drilling has concluded but analysis of the core has not yet been completed. A separate news release outlining the results of 2004 exploration at Hyland Gold will be released in November.

KEMESS NORTH PROJECT UPDATE

On October 26, 2004, Northgate announced the completion of the final feasibility study on the development of its wholly owned Kemess North Project. The study outlines a project that would produce 2.6 million ounces of gold and 1.3 billion pounds of copper, at a net cash cost of $US 180 per ounce of gold from 2007 through 2019.

Final Feasibility Study Overview

The Kemess North development scenario upon which the final feasibility study is based has ore production from the Kemess North pit commencing in late 2006. Kemess North ore will be streamed with Kemess South ore until reserves at Kemess South are exhausted in 2012 after which the Kemess North pit will continue to produce until 2019. Kemess North ore will be transported from a primary crusher located adjacent to the Kemess North pit to the ore stockpile at the Kemess South mill via an 8.8 km conveyer that will pass through a 2.8 km tunnel. The longer period of simultaneous operation compared to May 2004 pre–feasibility study was made possible by the identification of approximately 25 million tonnes of ore at Kemess South that is economic under the lower unit cost structure of the combined operation.

Development of the Kemess North deposit and the expansion of Kemess' current mill infrastructure to a capacity of 96,000 metric tonnes per day beginning in 2007 will require an initial capital investment of $US 190 million.

Average annual metal production during the 2007 to 2019 period is projected to be 252,000 ounces of gold and 113 million pounds of copper. The average cash cost of production during the same period is $180 per ounce of gold and the cost of production after mining at Kemess South ceases drops to $110 per ounce when higher grade ore at the core of the Kemess North deposit is exposed for processing.

Permitting and Community Relations

The permitting process for the development of Kemess North commenced in late 2003, with initial submissions to both Provincial and Federal Regulators. Northgate expects to be notified within the next few weeks that the Kemess North project has entered the joint Federal/Provincial panel review process coordinated by the Canadian Environmental Assessment Agency ("CEAA"). Early in the CEAA process, Northgate will submit the EIA for Agency and public review.

In parallel with its ongoing permitting related activities with provincial and federal regulators, Northgate has entered into discussions with the five First Nations groups with interests in the Kemess North project area. In July 2004, a Statement of Understanding ("SOU") between Northgate and the Five Nations was signed. Currently, Northgate and the Five Nations are negotiating a Protocol for Consultation and Accommodation regarding the Kemess North project.

OUTLOOK

During 2004, Northgate has posted record cash flow and earnings as a result of consistent operating results at the Kemess mine, and buoyant prices for gold and copper. In spite of this success, we cannot afford to become complacent. Therefore, we have launched several new continuous improvement initiatives to improve the operating efficiency of our mill and mine. These initiatives include reusing grinding steel, reducing power costs by managing peak loads and increasing mill throughput even further by modifying our operating procedures to take advantage of the surplus power in our SAG mills. At the same time, we have added additional ore to our reserve at Kemess South and look to bring Kemess North into production so that we keep our efficient, world–class milling infrastructure operating for many years to come. With three quarters of 2004 behind us, we are confident that we will reach this year's production target of 300,000 ounces of gold and expect to beat our target of 75 million pounds of copper.

Kenneth G. Stowe
President & CEO

Terry A. Lyons
Chairman

October 31, 2004

Note: This interim report includes certain "forward–looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward–looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward–looking statements generally can be identified by the use of forward–looking terminology such as "may", "will", "expect ", "intend", "estimate", "anticipate", "believe", or "continue" or the negative thereof or variations thereon or similar terminology. Forward–looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2003 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2003 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward–looking statements whether as a result of new information, future events or otherwise.

Interim Consolidated
    Balance Sheets

(Expressed in thousands of US dollars)	September 30	December 31
	2004	2003
ASSETS	(unaudited)	(restated)
Current Assets
Cash and cash equivalents	$36,101	$7,743
Concentrate settlements and other receivables	14,143	13,051
Inventory	8,241	12,200
	58,485	32,994
Other assets	14,451	15,476
Mineral property, plant and equipment	179,564	189,964
	$252,500	$238,434
LIABILITIES AND SHAREHOLDERS'
Current Liabilities
Accounts payable and accrued liabilities	$15,299	$15,219
Current portion of capital lease obligations	4,166	3,566
Current portion of long–term debt	18,750	12,000
	38,215	30,785

Capital lease obligations	9,668	9,554
Long–term debt	27,750	43,500
Provision for site closure and reclamation	17,577	15,983
	93,210	99,822

Shareholders' Equity (Note 2)	159,290	138,612
	$252,500	$238,434

The accompanying notes form an integral part of these financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director                                                      Patrick D. Downey, Director

Interim Consolidated
    Statements of Operations

	Three Months Ended		Nine Months Ended
	September 30		September 30
(Expressed in thousands of US dollars, except per share amounts)	2004	2003	2004	2003
(unaudited)		(restated)		(restated)

Revenue	$51,288	$38,124	$137,766	$94,082
Cost of sales	27,312	17,455	78,106	59,357
Administrative and general	1,129	863	4,267	2,971
	28,441	18,318	82,373	62,328
Earnings before interest, taxes, depreciation, depletion and other	22,847	19,806	55,393	31,754

Other:
Depreciation and depletion	9,234	7,501	27,909	23,747
Accretion of site closure and reclamation liability	223	143	656	429
Net interest	966	1,139	2,841	3,007
Exploration	1,010	1,436	2,684	3,288
Currency translation losses (gains)	(316)	(164)	(311)	(679)
Mining and capital taxes	496	451	1,508	952
Other (income) expense	(28)	—	(153)	(193)
Non–controlling interest	—	—	—	19
	11,585	10,506	35,134	30,570
Earnings (loss) before income taxes	11,262	$9,300	$20,259	$1,184
Future income tax expense	1,209	—	1,209	—
Earnings (loss) for the period	$10,053	$9,300	$19,050	$1,184
Earnings (loss) per share — basic and diluted	$0.05	$0.05	$0.10	$0.01
Weighted average shares outstanding:
Basic	200,340,265	198,594,398	199,929,112	197,367,636
Diluted	200,536,243	199,981,944	200,537,239	198,505,676

Interim Consolidated Statements of Retained Earnings (Deficit)
	Three Months Ended		Nine Months Ended
	September 30		September 30
(Expressed in thousands of US dollars)		2003		2003
(unaudited)	2004	(restated)	2004	(restated)

Retained earnings (deficit) at beginning of period:
As previously reported	$(37,468)	$(56,027)	$(39,457)	$(48,522)
Adjustment for retroactive change in accounting for
asset retirement obligations (Note 1)	—	291	(296)	875
Adjustment for retroactive change in accounting for revenue
recognition (Note 1)	—	(2,836)	(6,712)	(2,809)
Retained earnings (deficit) at beginning of period
as restated	(37,468)	(58,572)	(46,465)	(50,456)
Earnings for the period	10,053	9,300	19,050	1,184
Retained earnings (deficit) at end of period	$(27,415)	$(49,272)	$(27,415)	$(49,272)

The accompanying notes form an integral part of these financial statements.

Interim Consolidated
     Statements of Cash Flows

	Three Months Ended		Nine Months Ended
	September 30		September 30
(Expressed in thousands of US dollars)
(unaudited)	2004	2003	2004	2003

CASH PROVIDED BY (USED IN)		(restated)		(restated)
Operations
Earnings for the period	$ 10,053	$ 9,300	$ 19,050	$ 1,184
Non–cash items:
Depreciation and depletion	9,234	7,501	27,909	23,747
Non–controlling interest	—	—	—	19
Accretion of site closure and reclamation liability	223	143	656	429
Unrealized currency translation losses (gains)	184	66	(459)	653
Amortization of deferred expenses	232	220	685	640
Stock–based compensation	15	10	511	247
Future income tax expense	1,209	—	1,209	—
Other losses (gains)	—	—	95	—
	21,150	17,240	49,656	26,919
Changes in non–cash operating working capital:
Concentrate settlements and other receivables	(7,999)	(1,832)	(1,092)	613
Inventories	1,494	(2,685)	3,959	(3,951)
Accounts payable and accrual liabilities	1,535	(173)	80	(1,900)
	16,180	12,550	52,603	21,681
Investments
Other assets	—	—	—	71
Additions to mineral property, plant and equipment	(6,950)	(5,206)	(13,274)	(9,351)
	(6,950)	(5,206)	(13,274)	(9,280)
Financing
Repayment of capital lease obligations	(943)	(866)	(3,088)	(2,367)
Repayment of debt	(3,000)	(2,250)	(9,000)	(10,493)
Issuance of debt	—	—	—	3,743
Issuance of common shares, net of share issuance costs	110	95	1,117	102
	(3,833)	(3,021)	(10,971)	(9,015)
Increase (decrease) in cash and cash equivalents	5,397	4,323	28,358	3,386
Cash and cash equivalents at beginning of period	30,704	3,464	7,743	4,401
Cash and cash equivalents at end of period	$ 36,101	$ 7,787	$ 36,101	$ 7,787
Supplementary information:
Cash paid during the period for:
Interest	$ 911	$ 672	$ 2,634	$ 2,175
Income taxes	$ —	$ —	$ —	$ —
Non–cash financing activities:
Issuance of common shares for acquisition of
non–controlling interest in Kemess Mines Ltd.	$ —	—	—	$ 6,790
Purchase of mineral property, plant and equipment by
assumption of capital lease obligations	$ 475	—	3,802	$ 3,708

The accompanying notes form an integral part of these financial statements.

Notes to Interim Consolidated
     Financial Statements

Nine months ended September 30, 2004 and 2003

(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1.  Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes  thereto included in the Corporation's Annual Report for the year ended December 31, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2003, with the exception of policy changes related to revenue recognition and site closure and reclamation costs which were adopted effective January 1, 2004 as a result of changes to Canadian GAAP.

Revenue recognition

Prior to January 1, 2004, Canadian GAAP for mining companies permitted the recognition of revenue upon production of concentrate. Under Emerging Issues Committee Abstract 141 ("EIC𤩽"), which for the Corporation is effective January 1, 2004, the recognition of sales revenue under Canadian GAAP was harmonized with US GAAP. Effective January 1, 2004, the Corporation retroactively adopted the change in accounting policy for revenue recognition. Revenue from sale of the Corporation's concentrate is now recorded when pervasive evidence of an arrangement exists, delivery has occurred and the sales price is fixed and determinable. Under the Corporation's current concentrate sales contract these conditions are fulfilled upon receipt of provisional payment from the buyer typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted based upon market prices until final settlement with the buyer pursuant to the terms of the sales contract. Adoption of EIC𤩽 resulted in a decrease in inventory and an increase in the deficit of $6,712,000 as at December 31, 2003. The impact on the three months ending September 30, 2003 was a decrease in revenue of $137,000, a decrease in the cost of sales of $2,688,000, an increase in currency translation loss of $9,000 and an increase in the opening deficit of $2,836,000. The impact on the nine months ending September 30, 2003 was a decrease in revenue of $660,000, a decrease in the cost of sales of $3,178,000 and a decrease in currency translation gain of $3,000.

Site closure and reclamation costs

Effective January 1, 2004, the Corporation adopted the CICA's Handbook section 3110, "Asset Retirement Obligations" ("HB 3110"). Under this new standard, the recognition, measurement and disclosure of liabilities related to the retirement of tangible long–lived assets under Canadian GAAP has been harmonized with US GAAP. HB 3110 requires the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long–lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income over the life of the asset. Prior to the adoption of HB 3110, the Corporation accounted for reclamation and closure costs according to provisions of Section 3061, "Property, Plant and Equipment" of the CICA Handbook and accrued the amount associated with the retirement of tangible long–lived assets as a charge to results from operations over the life of the mine using the unit–of–production method. The Corporation adopted HB 3110 retroactively with restatement of prior periods presented. Adoption of HB 3110 resulted in an increase in mineral property, plant and equipment of $2,770,000, an increase in provision for site closure and reclamation of $3,065,000 and an increase in opening deficit of $295,000 as of January 1, 2004. In addition, for the quarter ending September 30, 2003, adoption of HB 3110 resulted in a decrease in cost of sales of $77,000, an increase in depreciation and depletion of $138,000, and increase in accretion of site closure and reclamation costs of $143,000 and an increase in foreign currency translation loss of $88,000. For the nine months ending September 30, 2003, adoption of HB 3110 resulted in a decrease in cost of sales of $231,000, an increase in depreciation and depletion of $414,000, an increase in accretion of site closure and reclamation costs of $429,000 and a decrease in foreign currency translation gain of $264,000.

The continuity of the provision for site closure and reclamation costs for the nine months ended September 30, 2004 is as follows:

Balance, at December 31, 2003,as previously reported	$12,918
Effect of change in accounting policy	3,065
Balance, at December 31, 2003 as restated	15,983
Q1 2004
Liabilities incurred in the current period	173
Accretion expense	220
Effect of foreign exchange	(217)
Q2 2004
Liabilities incurred in the current period	168
Accretion expense	213
Effect of foreign exchange	(354)
Q3 2004
Liabilities incurred in the current period	175
Accretion expense	222
Effect of foreign exchange	994
Balance, at September 30, 2004 (unaudited)	$17,577

The expected site closure costs used in the determination of this provision total $22.8 million, which is expected to be spent over a period of three years beginning in 2009 after the reserves at Kemess South are depleted. The credit–adjusted risk free rate at which the estimated future cash flows have been discounted is 5.625%.

2.  Shareholders' Equity

	September 30	December 31
	2004	2003
	(unaudited)	(restated)
Common shares (a)	$ 177,296	$ 176,179
Common share purchase warrants	8,613	8,613
Contributed surplus (b)	796	285
Retained earnings (deficit)	(27,415)	(46,465)
	$ 159,290	$ 138,612

(a) Common Shares
	Number of Shares	Amount
Balance, December 31, 2003	198,759,915	$ 176,179
Issued in Q1 2004:
On exercise of share purchase warrants	1,500,000	949
On exercise of options	47,100	52
Issued in Q2 2004:
On exercise of options	4,000	6
Issued in Q3 2004:
On exercise of options	152,000	110
Balance, September 30, 2004 (unaudited)	200,463,015	$ 177,296

As of October 25, 2004 the Corporation had 200,463,015 issued and outstanding common shares.

(b) Stock–Based Compensation

During the three months ended September 30, 2004, the Corporation granted 25,000 options to employees exercisable at Cdn$2.38 for seven years. 5,000 (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. During the three months ended June 30, 2004, the Corporation granted 55,000 options to employees exercisable at Cdn$2.49 for seven years and 150,000 options to employees exercisable at Cdn$2.21 for seven years. 41,000 (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. During the three months ended March 31, 2004, the Corporation granted 1,190,000 options to employees exercisable at Cdn$2.88 for seven years. 238,000 (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary of the grant date over the next four years. The fair value of the options vested in the three months ended September 30, 2004 was $15,000 and for the nine months ended September 30, 2004 was $512,000.

At September 30, 2004 there were 3,251,700 options outstanding of which 1,183,300 were exercisable.

The fair value of the share options granted during the first three quarters of 2004 was estimated using the Black–Scholes pricing model with the following assumptions:

	For Options	For Options	For Options	For Options	For Options	For Options
	Granted	Granted	Granted	Granted	Granted	Granted
	in Q3 2004	in Q3 2003	in Q2 2004	in Q2 2003	in Q1 2004	in Q1 2003
Risk–free interest rate	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
Annual dividends	—	—	—	—	—	—
Expected stock price volatility	61%	54%	64%	54%	67%	63%
Expected option life	4 years	3 years	4 years	3 years	4 years	3 years
Per share fair value of options granted (Cdn$)	$1.09	$0.51	$1.08	$0.56	$1.51	$0.80

3. Financial Instruments

At September 30, 2004, Kemess Mines Ltd., a wholly owned subsidiary of the Corporation, had forward sales commitments with major financial institutions to deliver 282,750 ounces of gold at an average forward price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing between October 27, 2004 and December 31, 2007. The unrealized loss on these forward sales contracts at September 30, 2004 was approximately $36,612,000.

4. Commitments and Contingencies

On July 29 2004, Northgate entered into a definitive agreement for the previously announced acquisition of the high–grade Sustut Copper deposit. The agreement requires Northgate to make a series of staged payments totalling Cdn$1.7 million over the next three years as the property moves towards production.

In the third quarter of 2004, Northgate entered into an option and joint venture agreement with Rimfire Minerals Corporation ("Rimfire") for the RDN property in northwest British Columbia. Under the terms of the agreement, Northgate committed to fund Cdn$1 million of exploration at the RDN property in 2004. On October 20, 2004 Northgate committed to fund exploration at the RDN property in 2005.

Corporate
    Information

Northgate Minerals Corporation is gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Shareholder Information	Corporate Offices
Transfer Agent	Northgate Minerals Corporation
Shareholder enquiries relating to address changes and	815 Hornby Street
share certificates should be directed to:	Suite 404
Vancouver, British Columbia
Computershare Investor Services
510 Burrard Street	Canada V6Z 2E6
Vancouver, British Columbia	Telephone:	(604) 681-4004
Canada V6C 3B9	Facsimile:	(604) 681-4003
Telephone: (604) 661-0222
Toll Free: 1-888-661-5566	Toronto Office
Facsimile: (604) 669-1548
Northgate Minerals Corporation
18 King Street East
Suite 1602
Stock Exchange Listings	Toronto, Ontario
Canada M5C 1C4
The Toronto Stock Exchange	Telephone:	(416) 363-1701
Stock Symbol: NGX	Facsimile:	(416) 363-6392
Warrant Symbols: NGX.WT / NGX.WT.A
Kemess South Mine
The American Stock Exchange
Stock Symbol: NXG	PO Box 3519
Smithers, British Columbia
Shareholders and investors requiring additional	Canada V0J 2N0
information should contact the Corporation at	Telephone: (604) 639-8500
(604) 681-4004 or by email at ngx@northgateminerals.com,	Facsimile: (604) 639-8518
or visit our website at www.northgateminerals.com.

Selected Quarterly Financial Data

	2004 Quarter			2003 Quarter Ended				2002 Quarter Ended
	Ended			(restated)				(restated)
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Revenue	$ 51,288	$ 49,994	$ 36,484	$ 38,137	$ 38,124	$ 26,204	$ 29,753	$ 29,935
Net income (loss)	$ 10,053	$ 8,958	$ 39	$ 5,353	$ 9,300	$ (5,657)	$ (2,459)	$ (1,319)
Earnings (loss) per share	$ 0.05	$ 0.04	$ 0.00	$ 0.03	$ 0.05	$ (0.03)	$ (0.01)	$ (0.01)

Gold production (ounces)	79,311	78,046	51,446	78,761	84,132	69,225	62,000	77,507
Copper production (000s lbs)	18,712	18,006	17,717	22,165	17,346	19,516	17,151	20,227
Cash cost ($/ounce)	$ 129	$ 129	$ 202	$ 185	$ 201	$ 249	$ 255	$ 194

Printed in Canada

Our Commitment to the Environment

     Northgate's Kemess South Mine is committed to the concept of sustainable development, which requires balancing good stewardship in the protection of human health and the natural environment with the need for economic growth. Together with our employees, our commitment is to act responsibly in mining and production, exploration and development, transportation, storage, handling, distribution, use and ultimate disposal of metals, by-products and wastes so as to minimize measurable effects on life, health and the environment.

     To meet today's environmental challenges and greater public expectations, Northgate has adopted a comprehensive and proactive environmental protection policy that reflects our belief in sustainable development combined with environmental sensitivity. Through the diligent application of technically proven and economically feasible solutions, the Corporation is committed to protecting its employees, customers, the public and the environment from known risks or hazards that its mining and exploration activities may present.

Northgate Minerals Corporation 815 Hornby Street Suite 404 Vancouver, British Columbia Canada V6Z 2E6 Tel:  (604) 681-4004 Fax: (604) 681-4003 www.northgateminerals.com